NEWS RELEASE 06-38	October 17, 2006

ENCOURAGING SILVER-GOLD RESULTS FROM CLARA AND SAN PEDRO PROJECTS IN
MEXICO – PHASE II DRILLING PROGRAM UNDERWAY

Fronteer Development Group Inc (“Fronteer” FRG-TSX/AMEX) is pleased to report new silver-gold results from its recent drilling and trenching program at the Clara and San Pedro projects in Jalisco state, Mexico. Encouraging results to date have prompted a 3,000 metre follow-up Phase II drill program, which is currently underway. Results to date include favorable grades and widths of mineralization at both projects, which include the following highlights:

CLARA PROJECT

The Clara Project hosts a large gold-silver and base metal vein system that is at least 2,000 metres long and up to 30 metres wide. This vein system had never been drilled before.

Drilling Highlights

Eight widely spaced holes were drilled along the Clara vein system testing approximately 800 metres of its strike length. Five holes intersected mineralization, two of which intersected economically encouraging silver-gold values as described below. Note that “gold equivalent” values described below are all based on a gold-silver conversion of 1 gram per tonne gold to 55 grams per tonne silver.

  Drill hole FCL06-04 intersected 10.2 metres of 4.0 grams per tonne gold equivalent consisting of 189.8 grams per tonne silver and 0.55 grams per tonne gold.

  Drill hole FCL06-7 intersected 2.03 metres of 5.4 grams per tonne gold.

Trenching Highlights

Subsequent trenching and surface sampling along the Clara vein system has returned the following highlights:

  11.0 metres at 8.5 grams per tonne gold equivalent consisting of 276.2 grams per tonne silver and 3.48 grams per tonne gold. This interval included 2.5 metres at 17.9 grams per tonne gold equivalent consisting of 531 grams per tonne silver and 8.3 grams per tonne gold.

  4.7 metres at 6.6 grams per tonne gold equivalent consisting of 82.3 grams per tonne silver and 5.1 grams per tonne gold

  10.0 metres at 2.5 grams per tonne gold equivalent including 48.3 grams per tonne silver and 1.6 grams per tonne gold.

SAN PEDRO PROJECT

Eight widely spaced holes were drilled at San Pedro designed to test a series of broad gold-silver soil geochemistry anomalies over a 2,000 square metre area. Highlights from this first round of drilling are as follows:

  Drill Hole FSP06-1 intersected 10.15 metres of 1.55 grams per tonne gold equivalent consisting of 77.1 grams per tonne silver and 0.15 grams per tonne gold. This interval also included 2.83% zinc and 0.89% lead.

  Drill Hole FSP06-6 intersected 60.9 metres of 0.5 grams per tonne gold equivalent consisting of 9.7 grams per tonne silver and 0.3 grams per tonne gold. This interval includes 8.1 metres of 1.62 grams per tonne gold equivalent consisting of 17.4 grams per tonne silver and 1.39 grams per tonne gold

  Drill hole FSP06-5 intersected 2.0 metres of 1.3 grams per tonne gold equivalent consisting of 57.0 grams per tonne silver and 0.24 grams per tonne gold. This interval also included 2.08% zinc and 0.44% lead.

A 3,000 metre Phase II diamond drilling program is currently underway designed to follow up on results from both projects. Clara and San Pedro are currently under option from Teck Cominco Limited’s Mexican subsidiary, Minera Teck Cominco SA de CV.

To view a complete table of recent drilling and trenching results from Clara and San Pedro please use the following URL link: http://www.fronteergroup.com/i/IR/MexicoTables.pdf

From the limited drilling to date Fronteer estimates that widths are approximately 90% of true widths.

ABOUT FRONTEER

Fronteer is a company committed to building long term value through ongoing discoveries, and strategic acquisitions. There are currently 16 drill rigs turning in three countries, on projects that Fronteer either owns 100% or in which it has a significant interest. Fronteer has a 47.7% interest in Aurora Energy resources Inc (AXU-TSX), which has a current market capitalization of approximately C$620 million. Fronteer has approximately C$43 million in the treasury.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO
Rick Valenta, VP Exploration & COO
Dan McIntyre, Investor Relations
(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Assay results have been prepared under the guidance of Dr Richard Valenta, P.Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Samples were analyzed by Inspectorate Laboratories, Sparks, NV, USA and ALS Chemex, North Vancouver, and GDL, Vancouver, BC, using ICP-AES and fire assay.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration and potential mining method involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver and base metals, economic and political stability in Turkey and Mexico, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.